(714) 668-6210
johndellagrotta@paulhastings.com

August 11, 2005	39583.00010
VIA EDGAR AND FACSIMILE
Russell Mancuso, Esq.
Jay Mumford, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	DDi Corp.
Registration Statement on Form S-3, File No. 333-125345
Annual Report on Form 10-K for the year ended December 31, 2004
Dear Messrs. Mancuso and Mumford:
On behalf of our client, DDi Corp. (the “Company”), we are responding to the further questions you have raised during a telephone conversation with my partner, Michael Chernick, on Wednesday, August 10, 2005, with respect to our letter dated August 9, 2005 (the “August 9 Letter”) regarding our opinion that the Company is eligible to use Form S-3 because there was no payment default with respect to the BOS February 8, 2005 Demand under the express terms of the DDi Europe Credit Agreement and English law.
The relevant agreement in question, which we referred to in the August 9 Letter as the “DDi Europe Credit Agreement,” technically consists of two documents: (a) an Amendment and Restatement Deed, dated November 15, 2001, relating to a Facilities Agreement dated 27 May 1999, among DDi Europe Limited, formerly known as MCM Electronics Limited, the additional borrowers named therein, the other charging parties named therein and the Governor and Company of the Bank of Scotland (the “Restatement Deed”) and (b) the Amended and Restated Facilities Agreement dated as of May 27, 1999 by and among MCM Electronics Limited and the Governor and Company of the Bank of Scotland (the “Facilities Agreement”). The Restatement Deed made certain changes to the Facilities Agreement, none of which is germane to the analysis set forth in out August 9 Letter. Section 4.1 of the Restatement Deed specifically confirms that the Facilities Agreement remains in full force except as amended by the Restatement Deed. The Restatement Deed, together with the Facilities Agreement, is filed as Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001. Since the provisions that are relevant to our analysis are contained in the Facilities Agreement (as opposed to the Restatement Deed), we referred to the Facilities Agreement

Mr. Russell Mancuso
Mr. Jay Mumford
August 11, 2005

in our August 9 Letter for ease of reference. For purposes of this letter, we will use the term “DDi Europe Credit Agreement” to refer to the Facilities Agreement as modified by the Restatement Deed.
You have asked us to reconcile certain disclosures in the Company’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2005 (the “Form 10-Q”) with the analysis in our August 9 Letter. Part II, Item 3 of the Form 10-Q states, in relevant part:
“On February 8, 2005, DDi Europe and certain of its operating subsidiaries received demands from the Bank of Scotland for immediate repayment of all amounts outstanding under the DDi Europe credit facilities. Pursuant to the demand notices, £21.5 million (approximately U.S.$39.8 million) which equals the unpaid principal amount under the DDi Europe credit facilities, plus accrued interest and applicable fees, became immediately due and payable.”
The disclosure in the 10-Q is consistent with the analysis in our August 9 Letter. Section 23.1.1 of the DDi Europe Credit Agreement provides that an “Event of Default” occurs upon “the failure by any Borrower to pay within three days of the due date for payment any amount payable under the terms of the Banking Documents.” Pursuant to the BOS February 8, 2005 Demand, DDi Europe’s indebtedness under the DDi Europe Credit Agreement became immediately due and payable. However, pursuant to Section 23.1.1, even though the indebtedness of DDi Europe became immediately due and payable upon the BOS February 8, 2005 Demand, an Event of Default for non-payment of the amounts due could not have occurred prior to February 11, 2005. For the reasons discussed in our August 9 Letter, no payment default occurred with respect to the BOS February 8, 2005 Demand, as a result of the consensual CVA and the administrator’s actions and BOS’ agreement and consent thereto pursuant to the CVA.
You have requested that we clarify our statement that at the time of the BOS February 8, 2005 Demand, DDi Europe was current on its debt service, had never failed to make regular interest or principal payments in a timely fashion and was not in default under the DDi Europe Credit Agreement. The BOS February 8, 2005 Demand was made pursuant to certain demand features of the DDi Europe Credit Agreement. The BOS February 8, 2005 Demand did not contain any notification that BOS was formally asserting that an Event of Default had occurred. To the Company’s knowledge, no monetary Event of Default had occurred when the BOS February 8, 2005 Demand was received. Any Event of Default that occurred, to the extent that any such Event of Default could have occurred, as a result of the appointment of the administrators occurred subsequent to the BOS February 8, 2005 Demand.
You have also asked us to clarify the relationship between the Event of Default that may have occurred as a result of the appointment of the administrators for DDi Europe and

Mr. Russell Mancuso
Mr. Jay Mumford
August 11, 2005

the analysis in our August 9 Letter. To the extent the appointment of the administrators on February 9, 2005 constituted an Event of Default, BOS, by consenting to, participating in, and receiving the actual benefits of the appointment of the administrators pursuant to the consensual CVA effectively waived any right to pursue any remedies with respect to this Event of Default. Because DDi Europe’s indebtedness had already been accelerated as a result of the BOS February 8, 2005 Demand and a moratorium accompanied the consensualCVA,, BOS’ consent to and participation in the CVA and receipt of benefits thereunder, the indebtedness was not, and could not be, further accelerated as a result of the appointment of the administrators. Accordingly, the indebtedness of DDi Europe was accelerated by the BOS February 8, 2005 Demand, not as a result of the appointment of the administrators, but as a result of an unrelated provision under the DDi Europe Credit Agreement.
Moreover, under the terms of the DDi Europe Credit Agreement, the occurrence of an Event of Default does not automatically accelerate DDi Europe’s indebtedness. Under Section 23.2.1of the DDi Europe Credit Agreement, in order to accelerate the indebtedness as a remedy for an Event of Default, BOS must affirmatively give written notice of acceleration As mentioned above, a monetary or payment default occurs under Section 23.1.1 only upon the failure to pay “within three days of the due date of any amount payable” under the DDi Europe Credit Agreement. In other words, the 3-day grace period pursuant to Section 23.1.1 of the DDi Europe Credit Agreement applies to any payments due under the DDi Europe Credit Agreement, whether as a result of acceleration or otherwise. Accordingly, under the DDi Europe Credit Agreement, a payment default could not occur before the 3-day grace period expired. The appointment of the administrators in connection with the consensual CVA did not, and indeed could not, further accelerate or otherwise shorten the 3-day period expressly provided for under the DDi Europe Credit Agreement.

Mr. Russell Mancuso
Mr. Jay Mumford
August 11, 2005

Please direct any questions or comments regarding the foregoing to the undersigned at (714) 668-6210.
Sincerely,
/S/ JOHN F. DELLA GROTTA
John F. Della Grotta
of Paul, Hastings, Janofsky & Walker LLP

cc:	Timothy J. Donnelly, Esq.
Michael Chernick, Esq.
Karol Denniston, Esq.
Michael Zuppone, Esq.
Jon Tyras, Esq.